UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Seadrill Limited (“Seadrill” or the “Company” (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including September 6 through 15, 2023, Seadrill purchased a total of 354,767 shares at an average price of USD 47.9131 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
12 Sept. 2023	OSE	14,284	47.3446	676,270
12 Sept. 2023	NYSE	105,000	48.6866	5,112,093
13 Sept. 2023	OSE	14,949	47.9772	717,211
13 Sept. 2023	NYSE	40,000	47.3337	1,893,348
14 Sept. 2023	OSE	17,586	47.2751	831,381
14 Sept. 2023	NYSE	90,546	47.5195	4,302,701
15 Sept. 2023	OSE	13,202	47.6279	628,783
15 Sept. 2023	NYSE	59,200	47.9090	2,836,213
Period total	OSE	60,021	47.5441	2,853,645
	NYSE	294,746	47.9882	14,144,354
	Total	354,767	47.9131	16,997,999
Previously disclosed totals (accumulated)	OSE	—	—	—
	NYSE	—	—	—
	Total	—	—	—
Program total	OSE	60,021	47.5441	2,853,645
	NYSE	294,746	47.9882	14,144,354
	Total	354,767	47.9131	16,997,999

The issuer’s holding of own shares: 354,767

Following the completion of the above transactions, Seadrill Limited owned a total of 354,767 of its own shares, corresponding to 0.44% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: September 18, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.